UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

                                  Hemosol Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

             2585 Meadowpine Boulevard, Mississauga, Ontario L5N 8H9
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F
                                                 ---           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes    No  X
   ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-___________________.

                The following are included in this Report on Form 6-K:

                     1. Material Change Report, dated December 5, 2003; and

                     2. Form 45-102F2, dated December 5, 2003.








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                             MATERIAL CHANGE REPORT
                   SECTION 75 OF THE SECURITIES ACT (ONTARIO)
               SECTION 85 OF THE SECURITIES ACT (BRITISH COLUMBIA)
                   SECTION 146 OF THE SECURITIES ACT (ALBERTA)
              SECTION 84 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
                 SECTION 81 OF THE SECURITIES ACT (NOVA SCOTIA)
          SECTION 76 OF THE SECURITIES ACT (NEWFOUNDLAND AND LABRADOR)


ITEM 1:    REPORTING ISSUER

           Hemosol Inc. (the "Corporation")
           2585 Meadowpine Blvd.
           Mississauga, Ontario  L5N 8H9


ITEM 2:    DATE OF MATERIAL CHANGE

           November 28, 2003

ITEM 3:    PRESS RELEASE

           A press release was issued on November 28, 2003 by the Corporation in Toronto, Ontario over Canada NewsWire, a copy of which is attached hereto as Schedule A.


ITEM 4:    SUMMARY OF MATERIAL CHANGE

           The Corporation announced on November 28, 2003 that it completed the sale of 7,200,000 Series A special warrants (the "Series A Special Warrants") and 641,800 Series B special warrants (the "Series B Special Warrants", and together with the Series A Special Warrants, the "Special Warrants") through Loewen, Ondaatje, McCutcheon Limited and Vengate Capital Partners Company, as agents (collectively, the "Agents"). The Special Warrants were issued at a purchase price of $0.75 for gross proceeds of $5,881,350.


ITEM 5:    FULL DESCRIPTION OF MATERIAL CHANGE

           The Corporation announced on November 28, 2003 that it completed the sale of 7,841,800 Special Warrants at a purchase price of $0.75 per Special Warrant (the "Offering"), for gross proceeds of $5,881,350, through the Agents. Subject to the satisfaction of the Shareholder Condition (as defined below), each Special Warrant entitles the holder to acquire, at no additional cost, one common share of the Corporation (a "Common Share") and one-half of one common share purchase warrant of the Corporation (each whole warrant, a "Warrant"). Each whole Warrant will entitle the holder thereof to purchase one Common Share at an exercise price of $0.90 per Common Share at any time prior to November 28, 2006, unless the volume-weighted average share price of a Common Share is $2.25 or more for 20 consecutive trading days, in which case the Warrants must be exercised within 30 days of the date of notice by the Corporation of such event.


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           The Corporation received gross proceeds of $5,400,000 on closing of the transaction, representing 7,200,000 Series A Special Warrants. The remaining proceeds of $481,350 received by the Corporation in respect of the sale of 641,800 Series B Special Warrants were placed into escrow (together with any interest or return actually earned thereon, the "Escrowed Proceeds") on the closing of the Offering pursuant to the terms of a special warrant indenture. The Escrowed Proceeds will be released from escrow and paid to the Corporation upon receipt of shareholder approval to permit the Corporation to issue common shares and warrants underlying the Special Warrants representing more than 25% of the Corporation's Common Shares outstanding (the "Shareholder Condition"), pursuant to the Toronto Stock Exchange (the "TSX") rules. If shareholder approval is not obtained on or before the 60th day immediately following the closing of the Offering, the Escrowed Proceeds will be paid to the purchasers.

           A preliminary prospectus qualifying the distribution of the Common Shares and Warrants underlying the Special Warrants is expected to be filed shortly.

           The Corporation intends to use the net proceeds of the private placement to finance the completion of the non-clinical analysis of HEMOLINK(TM) (hemoglobin raffimer), the implementation of the Corporation's contract manufacturing strategy for its Meadowpine facility, the further development of product candidates and for general corporate purposes.

           For its services in connection with the Offering, the Agents have been paid a commission equal to 7% of the gross proceeds in respect of the sale of Series A Special Warrants pursuant to the Offering. Upon satisfaction of the Shareholder Condition and release of the Escrowed Proceeds to the Corporation, the Agents will receive a commission equal to 7% of the gross proceeds in respect of the sale of Series B Special Warrants. The Agents have also been issued broker warrants equal to 5% of the number of Special Warrants sold pursuant to the Offering. The portion of broker warrants relating to the sale of Series B Special Warrants are exercisable only upon satisfaction of the Shareholder Condition.

           The closing was subject to customary conditions, including approval by the TSX.


ITEM 6: RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

           Not applicable

ITEM 7:    OMITTED INFORMATION

           Not applicable

ITEM 8:    SENIOR OFFICER

           For further information, please contact Lee Hartwell, President and Chief Executive Officer of the Corporation at (905) 286-6204.


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ITEM 9:    STATEMENT OF SENIOR OFFICER

           The foregoing accurately discloses the material change referred to herein.


           DATED at Mississauga, Ontario this 5th day of December, 2003.

                                     HEMOSOL INC.

                                     by  (signed) Lee Hartwell
                                        ----------------------------------------
                                        Lee Hartwell
                                        President and Chief Executive Officer




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                                   SCHEDULE A
                                   ----------

  powered by
globeinvestor.com

               NEWS FROM PR NEWSWIRE

          HEMOSOL ANNOUNCES CLOSING OF SALE OF $5,881,350 OF SPECIAL WARRANTS 11:57 EST Friday, November 28, 2003

          TORONTO, Nov. 28 /PRNewswire-FirstCall/ - Hemosol Inc. (NASDAQ: HMSL,
          TSX: HML) today announced that it has completed the sale of $5,881,350 of Special Warrants through Loewen, Ondaatje, McCutcheon Limited and Vengate Capital Partners Company as agents. The offering was first announced by Hemosol on November 7, 2003.

          "This new capital will allow the Company to complete our ongoing non-clinical analysis of HEMOLINK and to pursue revenue generating opportunities using our Meadowpine facility," said Lee Hartwell, Chief Executive Officer of Hemosol. "We are also actively evaluating other potential initiatives that are oriented to putting the Company on a long term growth path."

          The maximum size of the offering was 11,500,000 special warrants. Hemosol issued 7,841,800 special warrants at a purchase price of $0.75 per special warrant for gross proceeds of $5,881,350. Each special warrant will entitle the holder to acquire, at no additional cost, one common share and one-half of one warrant. Each whole warrant will entitle the holder to purchase one common share for $0.90 at any time for a period of 36 months following the closing, unless the volume-weighted average share price of a Hemosol common share is $2.25 or more for 20 consecutive trading days, in which case the warrants must be exercised within 30 days of the date of notice by Hemosol of such event.

          Hemosol received proceeds of $5,400,000 on closing of the transaction, representing 7,200,000 special warrants. $481,350 of proceeds representing the remaining 641,800 special warrants will be held in escrow. These proceeds will be released from escrow upon receipt of shareholder approval at a special meeting of Hemosol's shareholders to permit Hemosol to issue common shares and warrants underlying the special warrants representing more than 25% of Hemosol's common shares outstanding, pursuant to the Toronto Stock Exchange rules. If shareholder approval is not obtained within 60 days of closing, the escrowed proceeds will be paid to the purchasers, together with interest earned thereon.

          A preliminary prospectus qualifying the distribution of the common shares and warrants underlying the special warrants is expected to be filed shortly.


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          Hemosol intends to use the net proceeds of the offering to finance the completion of the non-clinical analysis of HEMOLINK(TM) (hemoglobin raffimer), the implementation of Hemosol's contract manufacturing strategy for its Meadowpine facility, the further development of product candidates and for general corporate purposes.

          The closing is subject to customary conditions including TSX approval.

          This press release does not constitute an offer or invitation to subscribe for or purchase any securities in the United States or by any U.S. person. The securities offered have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a U.S. person absent registration or an applicable exemption from registration requirements.

          About Hemosol Inc.

          Hemosol is a biopharmaceutical company focused initially on developing life-sustaining therapies for the treatment of acute anemia. Hemosol has a broad range of products in development, including HEMOLINK(TM) (hemoglobin raffimer), an oxygen therapeutic, that is designed to rapidly and safely improve oxygen delivery to the circulatory system. The Company is also developing additional oxygen therapeutics and a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, as well as a cell therapy initially directed to the treatment of cancer through its cell expansion and stem cell research activities.

          For more information visit Hemosol's website at www.hemosol.com

          Hemosol Inc.'s common shares are listed on The NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

          HEMOLINK is a registered trademark of Hemosol Inc.

          Certain statements concerning Hemosol's future prospects are "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; technical or manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; Hemosol's ability to obtain sufficient financing to complete clinical development of its products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

          SOURCE Hemosol Inc.

          CONTACT: Jason Hogan, Investor & Media Relations, (416) 361-1331, 800-789-3419, (416) 815-0080 fax, ir@hemosol.com, www.hemosol.com;
          Archived images on this organization are available through CNW E-Pix at http://www.newswire.ca. Images are free to members of The Canadian Press. To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports@cnw.



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                                  FORM 45-102F2

                  CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
               MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES


           1. Hemosol Inc. ("Hemosol") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on November 28, 2003 of 7,200,000 Series A special warrants and 641,800 Series B special warrants of Hemosol (collectively, the "Special Warrants"), each Special Warrant entitling the holder thereof to acquire one common share of Hemosol and one-half common share purchase warrant of Hemosol, Hemosol was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

           DATED at Toronto this 5th day of December, 2003.



                                           HEMOSOL INC.

                                           by:  (signed) Lee Hartwell
                                               ---------------------------------
                                               Name:  Lee Hartwell
                                               Title: Chief Executive Officer





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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          HEMOSOL INC.



Date:      December 8, 2003               By:  /s/ Lee D. Hartwell
                                             -----------------------------------
                                              Name:   Lee D. Hartwell
                                              Title:  President and Chief
                                                      Executive Officer








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